MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

October 13, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN: Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-12G/A (2) Filed June 20, 2017

File No. 000-27039

Your Correspondence dated September 12, 2017

Dear Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated September 12, 2017. The specific comments below are numbered to correspond to your comment letter.

1.       We note your revised disclosure regarding the legality of your products. Since it appears that your products do contain cannabinoid extracts that are themselves Schedule I controlled substances, please revise to state that Marijuana and CBD products are Schedule 1 controlled substances and clearly indicate the consequence of this classification under federal law.

Response:        The Company will revise its Form 10-12g to include this information and the relevant consequences under federal law.

2.       We note your statement that you "may or may not be directly or indirectly involved in any actual delta-9 tetrahydrocannabionol ("THC") research." Please clearly disclose your current involvement in THC research.

Response:        At this time, the Company is not directly or indirectly involved in any actual or potential delta-9 tetrahydrocannabionol ("THC") research, but may in the future. The Company will disclose these facts.

3.       We note your revised disclosure in response to prior comment 4 and "that FDA will continue to oversee "marketing claims" and the "process for drug applications."" Please revise to disclose the effect of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also, please include an appropriate risk factor that includes a discussion of sanctions for non-compliance with FDA regulation.

U.S. Securities and Exchange Commission

October 13, 2017

Response:        Please note that your reference to our revised disclosure, was actually a quote we included from the “Statement of Principles on Industrial Hemp, issued by the Office of Secretary of the U.S. Department of Agriculture (“USDA”), the Drug Enforcement Administration (“DEA”) of the U.S. Department of Justice (“DOJ”) and the Food and Drug Administration (“FDA”) of the Department of Health and Human Service (“HHS”) on August 11, 2016.

The statement that you cite also included the following statement that followed directly below it, which is relevant to your comment: “Accordingly, the advice we shared in our December Opinion is confirmed: Firms engaged in producing hemp products for human consumption should not market their products as a “drug” nor make any medicinal claims without prior FDA approval.”

The Company is not marketing any of its products as a drug, or making any medicinal claims and has no plans to do so. Therefore, the Company is not going to become involved in any "process for drug applications" with the FDA.

Further, the FDA has stated that products containing CBD are excluded from the dietary supplement definition under section 201(ff)(3)(B)(ii) of the Food Drug & Cosmetic Act. The Company is not marketing its products as a dietary supplement that would implicate FDA regulatory review of its marketing claims.

In sum, the Company does not expect to have any legal requirement to engage the FDA concerning the manufacturing or marketing of its products. Regardless, in the hypothetical event that at some indeterminate point in the future the FDA may decide to change its current position on hemp based CBD as a supplement, the Company will include an appropriate disclosure and risk factor that discloses that the Company’s products could be subject to possible FDA oversight and regulation.

4.       We acknowledge your revised disclosure in response to prior comment 5. Please tell us whether you have or will also change the advertising, packaging and/or labeling for your applicable products such that they no longer make any claims regarding benefits of your products. For example, we note the article on your website, You Can Make Your Own CBD Oil, which states "Hemp CBD has been proven in many studies that it has many beneficial medical and health properties. This oil can help one find "relief from arthritis, diabetes, alcoholism, schizophrenia, PTSD, MS, epilepsy, and chronic pain."

Response:        The Company will delete advertising, packaging or labeling so as not to make claims regarding the medical or health claims regarding its products.

5.       We note your response to prior comment 6 and the disclosure updating the status of the GateC and Bougainville joint ventures on page 9. We also note the disclosure on page 17 of your Form 10-Q for the quarterly period ended June 30, 2017 that provides the interest rate, original issue discount, transactional costs and four different funding amounts for the St. George secured convertible promissory note, as well as the disclosures on page 20 of that filing quantifying the details of your $1,500,000 commitment under the GateC joint venture. Please revise your Form 10 disclosure to include and quantify these commitments in this section as well as the Liquidity section of Management's Discussion and Analysis.

U.S. Securities and Exchange Commission

October 13, 2017

Response:       The Company will revise its Form 10 disclosure to include and quantify these commitments in this section as well as the Liquidity section of Management's Discussion and Analysis.

6.       We note your revised disclosure in response to prior comment 2. Please restore the risk factor Marijuana and CBD remains illegal under federal law.

Response:        The Company will include this risk factor.

7.       We note your response to prior comment 8 and the revised disclosure to include the comparative interim periods for the first quarters of 2017 and 2016 on pages 23 and 24, as well as the removal of your previous assertion. Please revise to re-insert the discussion on the comparative annual periods for 2016 and 2015 to remain compliant with Item 303(a) of Regulation S-K by covering all periods presented.

Response:        The Company will revise to include the discussion on the comparative annuals periods for 2016 and 2015 pursuant to Item 303(a) of Regulation S-K.

8.       We note your response to prior comment 9 and your revised disclosure on pages 23 and 24 for the comparative interim periods for the first quarter of 2017 and 2016. Please revise both the interim discussion as well as the discussion of your comparative annual periods for 2016 and 2015 to address the following:

• Given the significant increase in selling, general, and administrative expenses between both the respective interim and annual periods, revise to provide a tabular breakdown of the components of these expenses by purpose of the expense. While your current disclosure indicates a portion of the increase is due to the issuance of stock-based instruments, clearly quantify the amount of salary, marketing, and other expenses by type.

• Clearly quantify and discuss the nature of the marketing and consulting expenses, identifying the specific revenue streams to which the marketing related.

• Separately quantify the amount of research and development expenses for each period presented, discussing any trends experienced. Tell us how you considered whether such amounts warranted separate line item disclosure.

Response: The Company will revise its Form 10-12g to respond to these requests.

9.        We note your response to prior comment 11 adding a table for preferred share ownership, but removing the table relating to common stock ownership. Please revise to include disclosure pursuant to Regulation S-K Item 403 with respect to the beneficial owners of both your common and preferred stock.

Response: The Company will revise its Form 10-12g to respond to these requests.

U.S. Securities and Exchange Commission

October 13, 2017

10.       We note your response to prior comment 12. Please expand to provide disclosure pursuant to Item 404 of Regulation S-K with respect to any transactions in which the amount exceeded the lesser of $120,000 or 1% of the average of your total assets at year-end for the last two completed fiscal years. Refer to Item 404(d).

Response: The Company will revise its Form 10-12g to respond to these requests.

11.       We note your response to comment 15 that current beneficial owners of the Company's Class “A” Preferred stock control in excess of 50% of the votes. Please remove the statement that "holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter...."

Response:        The Company will revise its Form 10-12g to respond to these requests.

12.       We note your response to prior comment 17 and your disclosure on page 7 of the change in control. Please revise your financial statements and Management’s Discussion and Analysis to disclose the revisions you proposed in your response dated July 31, 2017.

Response:        The Company will revise its financial statements and will revise its Management’s Discussion and Analysis to disclose these revisions to the extent it has not already done so.

13.        We note your response to prior comment 18, including your disclosures on page F-8. Please revise your annual financial statements to provide a similar tabular breakdown as of December 31, 2016 and 2015.

Response:       The Company will revise its financial statements to include a tabular breakdown as of December 31, 2016 and 2015.

14.        We note your brief disclosure on page F-24 regarding your recent accounting pronouncements, and refer to your January 1, 2008 adoption of ASC 825-10 on page F-13. Given the significant number of recent authoritative accounting literature issued that can impact the financial statements of marketing and distribution companies, including ASU 2016-01 for ASC 825-10 that is effective after December 15, 2017, please revise your Form 10 to provide, and confirm that you will maintain in your future annual and interim filings, the footnote disclosure required by SAB 74 with respect to the adoption of new accounting literature, including FASB Staff Positions:

• Provide a brief description of the new standard, including when adoption is required and if you plan to early adopt the standard.

• Include a discussion of the adoption methods allowed and the method you expect to use.

Response:       We will revise our financial disclosures concerning recent accounting pronouncements in light of recent authoritative accounting literature issued that can impact the financial statements of marketing and distribution companies, including ASU 2016-01 for ASC 825-10 that is effective after December 15, 2017. We will also revise to provide descriptions of the new standards, adoption methods allowed and the method we expect to use.

U.S. Securities and Exchange Commission

October 13, 2017

Form 10-Q for the quarterly period ended June 30, 2017, filed August 21, 2017

Note 3 – Summary of Significant Accounting Policies, page 8

15.       We note your response to prior comment 18 and your revised inventory component disclosure for both March 31, 2017 and December 31, 2016 on page F-8 of the Form 1012G. Confirm that all your future interim and annual balance sheets or footnotes will provide a quantified breakdown by major class of inventory as required by ASC 210-10S99-1, or tell us why you believe such disclosure is not required.

Response:       We confirm that all of our future interim and annual balance sheets or footnote will provide a quantified breakdown by major class of inventory as required by ASC 210-10-S99-1.

16.       We note your accounting policy for derivative financial instruments discusses conversion options embedded within your issued convertible debt that are recorded as liabilities and fair valued at each reporting period. Please tell us the following:

• Given your significant $1,508,993 of derivative liabilities at June 30, 2017, please clarify how you calculated the $221,406 embedded derivative on the March 30, 2017 issued 6.5% convertible promissory notes, as well as the $1,317,555 embedded derivative on the June 30, 2017 issued 5.0% convertible promissory notes, including the amounts and dates of net proceeds received, and tell us the accounting literature upon which you relied.

Response:

In accordance with ASC 815, on March 30, 2017, the funding date of the debenture, the Company determined the aggregate fair value of $221,406 of embedded derivatives. The fair value of the embedded derivatives was determined using the Binomial Option Pricing Model based on the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 470.85%, (3) weighted average risk-free interest rate of 1.02%, (4) expected life of 1.08 years, and (5) estimated fair value of the Company's common stock from $0.0604 per share.

In accordance with ASC 815, on June 30, 2017, the date the note was issued, the Company determined the aggregate fair value of $1,317,555 of embedded derivatives. The fair value of the embedded derivatives was determined using the Binomial Option Pricing Model based on the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 449.09%, (3) weighted average risk-free interest rate of 1.24%, (4) expected life of 1.00 years, and (5) estimated fair value of the Company's common stock from $0.0205 per share.

• Please identify the amount charged to interest expense for each note, and the periods over which the discounts are being accreted.

Response:

The determined fair value of the debt derivatives of $221,406 was charged as a debt discount up to the net proceeds of the note with the remainder of $121,441 charged to operations as non-cash interest expense.  The recorded debt discount is amortized ratably through the contractual term of the promissory note.

U.S. Securities and Exchange Commission

October 13, 2017

For the three and six months ended June 30, 2017, the Company recorded a gain on change in fair value of derivative liabilities of $10,079 and $29,968 and recorded amortization of debt discounts of $25,533 and $25,814, respectively as a charge to interest expense, respectively. (As this disclosure represents one note, the interest expense is disclosed per note as suggested)

• Please identify the related parties as well as the nature of the relationships for the various notes payable.

Response:

Note payable-Donald Steinberg, CEO, Director	$596
Note payable-Robert Hymers, CFO, Director	697
Note payable-Charles Larsen, Director	390
Total	$1683

17.       We note your response to prior comment 9. It appears the trend, gross profit margin, selling, general, and administrative expense, interest expense, and other requested information are missing from your Form 10-Q for the quarter ended June 30, 2017.

Confirm that, if material, all your future interim and annual comparisons will remain compliant with Item 303(a) and (b) of Regulation S-K. Refer to the Instructions to paragraph 303 of Regulation S-K that state, in part: “The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of (A) matters that would have an impact on future operations and have not had an impact in the past, and (B) matters that have had an impact on reported operations and are not expected to have an impact upon future operations. Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant's businesses as a whole; Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the consolidated financial statements.”

Response:       The Company confirms that all future interim and annual comparisons will be compliant with Item 303 (a) and (b) of Regulation S-K.

18.       We note that you conclude that your disclosure controls and procedures were not effective during the period ended June 30, 2017. Please tell us and revise your disclosures in future filings to clearly discuss the material weakness(es) you identified, when the material weaknesses were discovered, and the steps and status of your plans to remediate the material weaknesses.

Response:       As a smaller reporting company, with a short reporting history, we have and are constantly reviewing and implementing controls and procedures consistent with the Public Company Accounting Oversight Board’s 2009 Guidance for Smaller Public Companies in Auditing Internal Controls Over Financial Reporting.

In preparing our subject quarterly report, we reviewed and tested our internal communications protocols with an emphasis on examining how the financial data subject to our reporting obligations is communicated amongst our management, including our Principal Executive Officer, our accounting personnel and our legal counsel.

U.S. Securities and Exchange Commission

October 13, 2017

Our testing included meeting and conferring with management, our accounting personnel and legal counsel to identify the work flow of how information is generated, processed and distributed amongst all parties.  We examined how information was generated; how the information was communicated amongst management and the Company’s accounting personnel and legal counsel prior to reporting with the Commission.

Our testing showed that our telephonic communications amongst management, our accounting personnel and legal counsel, was often not made part of follow up written confirmations amongst all concerned in order to identify, accumulate and effectively communicate financial information.

To address this weakness, we established a communications work flow between management, accounting personnel and legal counsel including establishing deadlines in which management communicates in writing with its accounting personnel relevant facts and documents necessary for generating internal accounting recordkeeping that is accurate and necessary for timely reporting. Additionally, the Company established communication requirements such that once the Company’s internal accounting recordkeeping is finalized, it is communicated in writing amongst management, our accounting personnel and the Company’s legal counsel. Further, any and all communications related to the processed internal accounting recordkeeping should be followed up in a confirmed writing to all concerned, including management, our accountant and our legal counsel. The Company believes that this work flow as implemented addressed the above noted weaknesses because it insures that all relevant parties, including management, our inside accounting personnel and our legal counsel, will have confirmed in writing that the information accumulated and communicated is accurate in order to timely report same consistent with the Company’s reporting obligations to the Commission.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer